

Security
Token
Market

Wall Street Without Walls

A Global Source of Data & News on Tokenized Assets

The investment in private or early stage companies is speculative in nature and carries additional risk. You should be prepared to lose some or all of your principal investment



Securitize Markets is an SEC-registered broker-dealer, FINRA member and operator of Securitize Markets ATS, and an SEC-regulated Alternative Trading System (ATS).

Disclaimer

GENERAL:
THE INFORMATION AND ANY DISCLOSURES PROVIDED IN THIS PRESENTATION ARE IN SUMMARY FORM AND HAVE BEEN PREPARED SOLELY FOR INFORMATIONAL PURPOSES ONLY. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO INVEST WITH STO MARKETS, SUCH AN OFFERING OF WILL BE MADE ONLY BY MEANS OF A DEFINITIVE CONFIDENTIAL [P OFFERING MEMORANDUM] AND ONLY IN THOSE JURISDICTIONS WHERE PERMITTED BY LAW. IN THE CASE OF ANY INCONSISTENCY BETWEEN THE INFORMATION AND DISCLOSURES CONTAINED HEREIN AND THE INFORMATION AND DISCLOSURES CONTAINED IN ANY RELEVANT [OFFERING MEMORANDUM], THE FIRM'S [OFFERING MEMORANDUM] WILL CONTROL. ANY PURCHASE MADE BY YOU ON THE BASIS OF INFORMATION AND ANY DISCLOSURES NOT CONTAINED IN OR CONSISTENT WITH THE FIRM'S [OFFERING MEMORANDUM] WILL BE SOLELY AT YOUR OWN RISK. PLEASE SEE ADDITIONAL DISCLAIMERS BELOW.

RECENTLY FORMED/ NO TRACK RECORD:
THE FIRM WAS RECENTLY FORMED AND DOES NOT HAVE A PERFORMANCE TRACK RECORD. ANY REFERENCES TO PRIOR PERFORMANCE, ASSET CLASSES, GEOGRAPHIC REGIONS, INVESTMENT STRATEGIES OR ALLOCATIONS ARE ONLY GUIDELINES AND ARE NOT INTENDED TO SUPERSEDE THE INVESTMENT STRATEGY DESCRIBED IN THE [OFFERING DOCUMENTS] OF THE FIRM. WE MAKE NO WARRANTY OR REPRESENTATION, WHETHER EXPRESS OR IMPLIED, FOR THE ACCURACY, COMPLETENESS OR USEFULNESS OF ANY INFORMATION DISCLOSED. BY ACCEPTING THIS DOCUMENT AND/OR ATTACHMENTS, YOU AGREE THAT YOU OR THE ENTITY THAT YOU REPRESENT MEETS ALL INVESTOR QUALIFICATIONS.

INVESTMENT PERFORMANCE:
THE PERFORMANCE REPRESENTATIONS CONTAINED HEREIN ARE NOT REPRESENTATIONS THAT SUCH PERFORMANCE WILL CONTINUE IN THE FUTURE OR THAT ANY INVESTMENT SCENARIO OR PERFORMANCE WILL EVEN BE SIMILAR TO SUCH DESCRIPTION. ANY INVESTMENT DESCRIBED HEREIN IS AN EXAMPLE ONLY AND IS NOT A REPRESENTATION THAT THE SAME OR EVEN SIMILAR INVESTMENT SCENARIOS WILL ARISE IN THE FUTURE OR THAT INVESTMENTS MADE WILL BE PROFITABLE. NO REPRESENTATION IS BEING MADE THAT ANY INVESTMENT WILL OR IS LIKELY TO ACHIEVE PROFITS OR LOSSES SIMILAR TO THOSE SHOWN. IN FACT, THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN PRIOR PERFORMANCE RESULTS AND ACTUAL RESULTS ACHIEVED BY A PARTICULAR TRADING PROGRAM.

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AN INVESTMENT WITH THE FIRM IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. THE FIRM MAY EMPLOY CERTAIN TECHNIQUES THAT MAY INCREASE THE RISK OF INVESTMENT LOSS. FURTHER, INVESTORS WILL HAVE LIMITED WITHDRAWAL AND TRANSFER RIGHTS, AND NO SECONDARY MARKET FOR THE INTERESTS EXISTS OR IS EXPECTED TO DEVELOP. IN ADDITION, THE FIRM'S SALARIES, [FEES] AND EXPENSES MAY OFFSET THE FIRM'S PROFITS. ALL OF THE RISKS, AS WELL AS OTHER IMPORTANT RISKS AND INFORMATION ARE DESCRIBED IN DETAIL IN THE FIRM'S OFFERING DOCUMENTS. PROSPECTIVE CLIENTS ARE STRONGLY URGED TO REVIEW THE FIRM'S [OFFERING DOCUMENTS] CAREFULLY AND CONSULT WITH THEIR OWN FINANCIAL, LEGAL AND TAX ADVISORS BEFORE INVESTING WITH THE FIRM. OUR FIRM'S OPERATIONS INVOLVE SUBSTANTIAL RISKS, INCLUDING THE LOSS OF PRINCIPAL, AND NO ASSURANCE CAN BE GIVEN THAT OUR OBJECTIVES WILL BE ACHIEVED. GUIDELINES AND OBJECTIVES MAY VARY DEPENDING ON MARKET CONDITIONS.

FORWARD LOOKING STATEMENTS:
CERTAIN INFORMATION CONTAINED IN THIS MATERIAL CONSTITUTES FORWARD-LOOKING STATEMENTS, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "ANTICIPATE," "TARGET," "PROJECT," "ESTIMATE," "INTEND," "CONTINUE," OR "BELIEVE," OR THE NEGATIVES THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. SUCH STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR ACTIVITIES. DUE TO VARIOUS RISKS AND UNCERTAINTIES, ACTUAL EVENTS OR RESULTS OR THE ACTUAL PERFORMANCE OF THE FIRM MAY DIFFER MATERIALLY FROM THOSE REFLECTED OR CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS.

ILLUSTRATIVE PURPOSES ONLY:
EXAMPLES OF OUR PROCESSES AND ANY OTHER IDEAS PRESENTED HEREIN ARE FOR ILLUSTRATIVE PURPOSES ONLY. THERE IS NO GUARANTEE THAT THE FIRM WILL ACQUIRE A POSITION IN AN ISSUER OR INDUSTRY REFERENCED IN SUCH EXAMPLES OR IDEAS OR THAT ANY SUCH POSITION WOULD BE PROFITABLE.

What's a Security Token?

Definition

Security tokens are digital representations of investment contracts (e.g., stocks, bonds, revenue shares, etc.) that leverage blockchain technology for transactions, compliance, analytics and more.

Benefits

- Near instant settlement
- Operational savings
- Transparency
- Integration with DeFi protocols



STRUCTURED PRODUCTS

EQUITY

REAL ESTATE

What can you tokenize with
SECURITY TOKENS?

*Most digital assets are considered speculative and could result in the loss of some or all your investment.

Benefits

Equity

- Access to private markets
- International access

Real Estate

- Instant settlement
- 24/7 trading
- Earlier access to potential liquidity

Structured Products

- Self-custody
- Potential liquidity for illiquid assets

Problem

The security token industry lacks a central location for stakeholders to receive industry news coverage, track security token data, and acquire institutional grade market/investment analysis

Solution

Security Token Market provides stakeholders with:


STS
Security Token Show
EP: #121
SECURITY TOKEN SHOW:
A YEAR IN REVIEW
34:12

Industry News Coverage


realio.
World's First DeFi Hybrid Equity Token Sale
Trading Tokens
FOLLOW STM ON SOCIAL MEDIA!
Security Tokens

Security Token Data


SECURITY TOKEN MARKET REAL ESTATE REPORT: APRIL 2022
STM
Security Token Market

Analyst Reports

Market Size

The security token industry is established and growing at an exponential rate

- $14B market cap (as of June 3rd, 2022)
- 1,868% growth YoY in security token market cap
- Estimated $50B - $60B held privately

There is tremendous demand for financial data services

- Total global spend on financial data reached $35B in 2021
- Total spend grew 7% in 2021

The total addressable market for security tokens is massive; there is a unique opportunity around providing data and news coverage to stakeholders

"Security tokens are a **200x** larger opportunity than the current $2 trillion crypto market"
—Bain & Co.[1]


$533.6 Trillion
Tokenizeable Real Estate and Debt
$105 Trillion
Tokenizeable Equities
$50 Billion
Tokenized Primary Issuances in 2022 Pipeline*
$14 Billion
Current Security Token Market Cap

* Based on Security Token Advisors Estimates

Data Sourced From: VisualCapitalist.com and STOmarket.com

Business Model

Products and Services

Media
- Website advertisements
- Sponsored YouTube shows and newsletters
- Industry production services

Data
- Analyst reports and calls
- Data & analytics tools

Competitive Advantage

Most Complete Data Set
- We track **200+ security tokens** across 10 exchanges internationally

Market Leader for Data and News Coverage
- We are **a leading source** for information in the security token industry

Track Record
- STM has been a leading firm in the industry for over 5 years — our founders are **well respected and have deep industry connections**

International Audience
- 75% of our audience is **international**

Competitive Landscape

	STM	Bloomberg	CoinMarketCap	YAHOO! FINANCE	MESSARI	Coinbase
Blockchain Focus	✔		✔		✔	✔
Security Token Data	✔					
Reports & Analysis	✔	✔		✔	✔	
Media Platform	✔	✔		✔		✔
API Tools	✔	✔	✔	✔	✔	✔

Traction (1 of 2)

Year-Over-Year Growth



Users
Pageviews
80000
60000
40000
20000
0
January 2019
January 2020
January 2021
January 2022

Source: Google Analytics

2022 Revenue



$20,000.00
$15,000.00
$10,000.00
$5,000.00
$0.00
Revenue
Jan 2022
Feb 2022
Mar 2022
Apr 2022
May 2022
Month

2021 Revenue: 131k

Source: Security Token Market

Engagement Statistics

- 250k+ total unique users; 200% YoY Growth
- 1.4M total page views; 146% YoY Growth
- 8M social media impressions
- 4k+ hours of watched content

Source: Google Analytics, Twitter, Instagram, LinkedIn, YouTube

Notable Clients



















SECURITIZE
RealT
INX
realio
curzio RESEARCH
DIGTL
VERTALO
FUSANG
BROX EQUITY

Traction (2 of 2)

Security Token Market is a critical tool to help understand the regulatory and even operational risk exposure of portfolios that include both Tokenized Stocks and Security Tokens.



Neil Zumwalde
CEO, Credmark

Adam Blumberg
Co-Founder, Interaxis

No one I've found can put together the knowledge with the analysis like Security Token Market. It helps to have a group I can trust doing deep dives on the security token industry.



Security Token Group Investors

Our parent company recently closed its Series A investment round. Security Token Group investors include:

- Ava Labs Blizzard Fund (AVAX)
- Exodus
- BlueBay Ventures

Our research has been cited in various publications

WSJ Forbes Bloomberg



THE COINTELEGRAPH yahoo! finance CROWDFUND INSIDER



Leadership



Kyle Sonlin
CEO, Founder

- Co-founder of Security Token Market
- Previous blockchain infrastructure consultant
- Multiple citations in industry leading publications (e.g., Bloomberg, Yahoo Finance, etc.)



Megan Nyvold
Head of Media

- Previously at TikTok
- Previously at Western Union



Jonah Schulman
Head of Communications

- Previously at Deloitte
- Previously at Royal Caribbean



Herwig Konings
CoFounder

- CEO of Security Token Group
- Advised on one of the first security token issuances
- Founder of InvestReady
- Miami Technology Leader of the Year winner in 2015



Nosa James
Head of Product

- Previously at JP Morgan
- Founder of Marathon Labs



Jason Barraza
Head of Growth and Operations

- Previously at Bank of America
- Has consulted over 100 companies

Invest on  SECURITIZE MARKETS

01	Crowdfund Launch Date	July 6th, 2022
02	Minimum Investment	$100



Worldwide Opportunity
US retail investors & international investors are eligible



12-Month Lockup
Secondary trading may become available afterward, no IPO needed



Investor Benefits
Investor perks such as beta access, exclusive events, and more

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